UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Investment in Silane Gas Business
     We, LDK Solar Co., Ltd., have announced a $35 million investment to establish a new manufacturing line to produce silane gas in our Mahong Plant in Xinyu City, Jiangxi Province, China, to supply up to 2,000 metric tons of silane gas to meet the growing demand from the semiconductor, solar and flat panel display industries. We expect to begin construction of this new plant in the third quarter of 2011 and to achieve mechanical completion in the first quarter of 2012. Commercial production is being planned to commence in the second quarter of 2012.
     Our press release issued on April 11, 2011 is attached hereto as Exhibit 99.3.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: April 11, 2011

EXHIBIT 99.3: PRESS RELEASE
LDK Solar Announces Investment in Silane Gas Business
XINYU CITY, China and SUNNYVALE, Calif., April 11, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today announced a $35 million investment to establish a new manufacturing line to produce silane gas in its Mahong Plant in Xinyu City, Jiangxi Province to supply up to 2,000 MT of silane gas to meet the growing demand from the semiconductor, solar and flat panel display industries. LDK Solar expects to begin construction of this new plant in the third quarter of 2011 and to achieve mechanical completion in the first quarter of 2012. Commercial production is being planned to commence in the second quarter of 2012.
“We are very pleased to expand our business to capture the growing demand for silane from the semiconductor, flat panel display and solar industries in Asia,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar.
“We believe this new investment in manufacturing silane gas has a great synergy with LDK Solar’s polysilicon manufacturing expertise and will enhance LDK Solar’s product offerings in the long term. There is growing demand for silane in China, but there is not a domestic supplier.”
“We will be able to leverage our existing technologies and Trichlorosilane (TCS) production assets to lower the capital expenditure as well as to achieve very attractive manufacturing costs. We believe that LDK Solar will have a competitive advantage as the first mover supplying domestic silane gas needs,” added Goran Bye, President and CEO of LDK Silicon and Chemical Business Unit.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and a leading manufacturer of solar wafers in terms of capacity. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement for LDK Solar
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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